SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

The Registrant announces that it will hold a Special General Meeting of Shareholders on June 27, 2006 at 11:00 a.m. (Israel time) at the management offices of HOT, The Spain Building, Fourth Floor, Europark Industrial Area, Kibbutz Yakum, 60972, Israel. Attached hereto as Exhibit 1 is Notice of Special General Meeting and Proxy Statement and the exhibits thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 24, 2006	Matav - Cable Systems Media Ltd. (Registrant) By: /s/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer